Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Newmark Group, Inc. in connection with offers and sales by affiliates of its 6.125% Senior Notes due 2023, and to the incorporation by reference therein of our reports dated February 28, 2022, with respect to the consolidated financial statements of Newmark Group, Inc, and the effectiveness of internal control over financial reporting of Newmark Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

March 25, 2022